UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

AgeX Therapeutics, Inc.
(Name of Issuer) Common Stock, par value $0.0001 per share

(Title of Class of Securities) 00848H108

(CUSIP Number) October 8, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	00848H108	Page 2 of 11

1	NAME OF REPORTING PERSONS IBS Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,883,746
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,883,746
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,746
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99840%
12	TYPE OF REPORTING PERSON IA

CUSIP No .	00848H108	Page 3 of 11

1	NAME OF REPORTING PERSONS The IBS Turnaround Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 617,448
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 617,448
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.63836%
12	TYPE OF REPORTING PERSON PN

CUSIP No .	00848H108	Page 4 of 11

1	NAME OF REPORTING PERSONS The IBS Turnaround Fund (QP) (A Limited Partnership) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,201,058
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,201,058
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18693%
12	TYPE OF REPORTING PERSON PN

CUSIP No .	00848H108	Page 5 of 11

1	NAME OF REPORTING PERSONS The IBS Opportunity Fund, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 65,240
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 65,240
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.17311%
12	TYPE OF REPORTING PERSON FI

CUSIP No .	00848H108	Page 6 of 11

1	NAME OF REPORTING PERSONS David A. Taft I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,883,746
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,883,746
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,746
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99840%
12	TYPE OF REPORTING PERSON IN

CUSIP No .	00848H108	Page 7 of 11

Item 1(a).		Name of Issuer:
AgeX Therapeutics, Inc. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices:
1010 Atlantic Avenue, Suite 102, Alameda, California 94501

Item 2(a).		Name of Person Filing:

This Schedule 13G/A is being jointly filed by the following:

IBS Capital LLC (the “Manager”)

The IBS Turnaround Fund, L.P. (the “LP Fund”)

The IBS Turnaround Fund (QP) (A Limited Partnership) (the “QP Fund”)

The IBS Opportunity Fund, Ltd. (the “Opportunity Fund”)

David A. Taft (“Mr. Taft”)

The LP Fund, the QP Fund and the Opportunity Fund (together, the "Funds") previously reported shareholdings of the Issuer's common stock (the "Shares") on the Schedule 13G/A filed by them on March 26, 2019 in the following amounts: the LP Fund was the direct holder of 830,850 Shares; the QP Fund was the direct holder of 1,701,106 Shares; and the Opportunity Fund was the direct holder of 179,790 Shares.Over the course of several sales and as of October 8, 2020, the LP Fund sold 213,402 Shares; the QP Fund sold 500,048 Shares; and the Opportunity Fund sold 114,550 Shares. Following the sales: the LP Fund is the direct holder of 617,448 Shares; the QP Fund is the direct holder of 1,201,058 Shares; and the Opportunity Fund is the direct holder of 65,240 Shares.

The Funds may each be deemed to be the beneficial owners of the Shares they hold directly, although each Fund has delegated all investment power and voting power with respect to the Shares to the Manager. The Manager may be deemed to be a beneficial owner of the Shares held by the Funds because it is the investment manager of the Opportunity Fund and is the General Partner of the QP Fund and the LP Fund. Mr. Taft may also be deemed to be the beneficial owner of these Shares because he controls the Manager in his position as the President and majority owner of the Manager. This Schedule 13G/A is filed by the Manager, the Funds and Mr. Taft pursuant to Rule 13d-1(c) under the Act, and is being filed to report the decrease in beneficial ownership of the Shares by the Funds, the Manager and Mr. Taft. This Schedule 13G/A amends the Schedule 13G/A previously filed by them on March 26, 2019, and constitutes an exit filing for the Funds, the Manager and Mr. Taft because they ceased to hold 5% of the Issuer's outstanding Shares as of October 8, 2020. Each of the Manager, the Funds and Mr. Taft may be deemed to be the beneficial owner of the total amount of Shares set forth across from its or his respective name in Item 4 below.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
Each of the reporting persons identified in Item 2(a) has its principal business office at: One International Place, Suite 3120, Boston, Massachusetts 02110

Item 2(c).		Citizenship:

IBS Capital LLC – Massachusetts limited liability company

The IBS Turnaround Fund, L.P. – Massachusetts limited partnership

The IBS Turnaround Fund (QP) (A Limited Partnership) – Massachusetts limited partnership

The IBS Opportunity Fund, Ltd. – International business company organized in the Commonwealth of The Bahamas

David A. Taft – United States citizen

Item 2(d).		Title of Class of Securities:
Common Stock, $0.0001 par value

Item 2(e).		CUSIP Number: 00848H108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

CUSIP No . 00848H108	Page 8 of 11

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
IBS Capital LLC – 1,883,746 The IBS Turnaround Fund, L.P.– 617,448 The IBS Turnaround Fund (QP) (A Limited Partnership) – 1,201,058 The IBS Opportunity Fund, Ltd. – 65,240 David A. Taft – 1,883,746

	(b)	Percent of class:[1]
IBS Capital LLC – 4.99840% The IBS Turnaround Fund, L.P.– 1.63836% The IBS Turnaround Fund (QP) (A Limited Partnership) – 3.18693% The IBS Opportunity Fund, Ltd. – 0.17311% David A. Taft – 4.99840%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
IBS Capital LLC – 0 The IBS Turnaround Fund, L.P. – 0 The IBS Turnaround Fund (QP) (A Limited Partnership) – 0 The IBS Opportunity Fund, Ltd. – 0 David A. Taft – 0

		(ii)	Shared power to vote or to direct the vote
IBS Capital LLC – 1,883,746 The IBS Turnaround Fund, L.P. – 617,448 The IBS Turnaround Fund (QP) (A Limited Partnership) – 1,201,058 The IBS Opportunity Fund, Ltd. – 65,240 David A. Taft – 1,883,746

		(iii)	Sole power to dispose or to direct the disposition of
IBS Capital LLC – 0 The IBS Turnaround Fund, L.P. – 0 The IBS Turnaround Fund (QP) (A Limited Partnership) – 0 The IBS Opportunity Fund, Ltd. – 0 David A. Taft – 0

		(iv)	Shared power to dispose or to direct the disposition of
IBS Capital LLC – 1,883,746 The IBS Turnaround Fund, L.P. – 617,448 The IBS Turnaround Fund (QP) (A Limited Partnership) – 1,201,058 The IBS Opportunity Fund, Ltd. – 65,240 David A. Taft – 1,883,746

1 Percentage calculated in each case based on 37,686,959 aggregate Shares issued and outstanding as of August 12, 2020 as reported in the Form 10-Q filed by the Issuer on August 14, 2020.

CUSIP No .	00848H108	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBS CAPITAL LLC

Date: October 16, 2020

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

THE IBS TURNAROUND FUND, L.P.

Date: October 16, 2020

By:	IBS Capital LLC
General Partner

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

THE IBS TURNAROUND FUND (QP)
(A LIMITED PARTNERSHIP)

Date: October 16, 2020

By:	IBS Capital LLC
General Partner

By:	/s/ David A. Taft
Name:	David A. Taft
Title:	President

CUSIP No .	00848H108	Page 10 of 11

By:	THE IBS OPPORTUNITY FUND, LTD.

	Date:	October 16, 2020

By:	IBS Capital LLC
Investment Manager

/s/ David A. Taft
Name:	David A. Taft
Title:	President

	Date:	October 16, 2020

Signature:	/s/ David A. Taft
Name:	David A. Taft

CUSIP No .	00848H108	Page 11 of 11

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the common stock of AgeX Therapeutics, Inc., dated as of October 16, 2020, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IBS CAPITAL LLC

	Date:	October 16, 2020

By:		/s/ David A. Taft
Name:		David A. Taft
Title:		President

THE IBS TURNAROUND FUND, L.P.

	Date:	October 16, 2020

By:		IBS Capital LLC
General Partner

By:		/s/ David A. Taft
Name:		David A. Taft
Title:		President

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

	Date:	October 16, 2020

By:		IBS Capital LLC
General Partner

By:		/s/ David A. Taft
Name:		David A. Taft
Title:		President

THE IBS OPPORTUNITY FUND, LTD.

	Date:	October 16, 2020

By:		IBS Capital LLC
Investment Manager

By:		/s/ David A. Taft
Name:		David A. Taft
Title:		President

	Date:	October 16, 2020

Signature:		/s/ David A. Taft
Name:		David A. Taft